December 28, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	H. Roger Schwall, Assistant Director

Re:	Nomad Foods Limited Registration Statement on Form F-1 File No. 333-208181

Dear Mr. Schwall,

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Nomad Foods Limited (the “Company”) hereby requests that the effective date of its registration statement on Form F-1 (File No. 333-208181), as amended (the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) to 12:00 p.m. EST on December 31, 2015, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration, the Company hereby acknowledges that:

a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NOMAD FOODS LIMITED

By:	/s/ Paul Kenyon
Name:	Paul Kenyon
Title:	Chief Financial Officer

cc:	Flora Perez, Esq. Greenberg Traurig, P.A.